Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

March 3, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Healthcare Acquisition Partners Corp. – Amendment No. 3 to Registration Statement on Form S-1

Ladies/Gentlemen:

We are transmitting for filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) of Healthcare Acquisition Partners Corp.

The Registration Statement was initially filed on October 14, 2005, Amendment No. 1 to the Registration Statement was filed on December 8, 2005 and Amendment No. 2 to the Registration Statement was filed on January 17, 2006. This Amendment No. 3 to the Registration Statement being filed today responds to comments of the Staff contained in a letter dated February 8, 2006. A memorandum containing Healthcare Acquisition Partners Corp.’s specific responses to the Staff’s comments is attached.

Please direct any questions regarding the attached filing to the undersigned at 212-309-6127, or to Howard Kenny at 212-309-6843.

Thank you.

Very truly yours,

/s/ Christopher O. Hathaway
Christopher O. Hathaway

cc:	Healthcare Acquisition Partners Corp.

FTN Midwest Securities Corp.

Jack Kantrowitz, Esq.

Summary

1.	We note your disclosure that, “Depending on the circumstances of a particular business combination…[you] may provide that [you] will not complete such business combination if public stockholders exercising their conversion rights exceed some other [less than 19.99%] specified percentage.” Please provide the Staff with a legal analysis with respect to your ability to structure such a transaction, as it appears that Paragraphs A and B to Article Fifth of your Amended and Restated Articles of Incorporation would require you to provide for 19.99 percent conversion in connection with every business combination structured.

Response: Paragraphs A and B to Article Fifth of the Company’s Amended and Restated Articles of Incorporation states that it will not “consummate any business combination if holders representing 20% or more in interest of the IPO shares exercise their conversion rights”. However, nothing states that the Company must consummate a business combination if less than 20% exercise their conversion rights. The Company could include as a condition precedent to its obligations to complete a business combination a requirement that no more than, for example, 5% of stockholders exercise their conversion rights. The circumstances which might cause the Company to do this would include a condition imposed by third party financers or a purchase price that requires the use of more than 80% of the escrowed funds. Such a provision, like all material conditions, would be disclosed in the proxy materials delivered to shareholders in connection with the vote on the business combination.

2.	Clarify the consideration provided by the members of management for the 1,750,001 shares issued and the consideration to be provided for the 2,416,666 shares reserved as treasury stock. Please explain the statement on page 24 that these shares were received as a condition of their accepting their positions with the company in September and October 2005 when these shares were not issued until December 2005 and this condition was not discussed in prior amendments to the registration statement. We may have further comment.

Response: The shares were issued to management in consideration of such individuals accepting their position with the Company. There was no cash consideration, which is why as noted in comment 6, the Company reflected a compensation expense in connection with the issuance. Messrs. Voris, Yetter and Millon assumed their positions in September 2005, and the initial Registration Statement filed on October 14, 2005 under “Principal Stockholders” stated that they were to receive an equity interest prior to completion of the offering. In October 2005, Ms. Enright accepted her position, and Amendment No. 1 to the Registration Statement similarly stated that she would receive equity prior to the completion of the offering. At the time it was intended that management would be members in a limited liability company that would hold the shares in the Company. The remaining equity of the limited liability company was to be indirectly held by FTN Midwest Securities Corp. with the intention that it could be used to compensate future members of management. However, subsequent to the filing of Amendment No. 1, it was determined to issue shares directly to these four individuals and to eliminate the limited liability company as a direct shareholder of the Company. When the direct shares were issued to management, the numbers were increased slightly to those reflected in Amendment No. 2. However, their holdings remain consistent with the understanding that they would receive equity at no cost that was part of their decision to accept their positions in September or October.

The shares have been originally issued for $25,000 in total; they were reacquired by the Company at the same price and issued to the members of management at a deemed value equal to the same price. There have been no fundamental changes in the Company from September to December that would necessitate an increase in value. The Company believes these shares continue to have nominal value for several reasons.

•	These shares will have no value unless and until the offering is successfully completed.

•	Unlike the units offered to the public, these shares do not come with two warrants to acquire additional shares.

•	The holders of these shares have no discretion in voting on a business combination.

•	These shares will not participate in any liquidation of trust proceeds in the event a business combination is not completed.

•	These shares are locked up and may not be traded until six months after a business combination.

These shares only have value if first the IPO and subsequently, a business combination, are successfully completed. In September when the shares were initially issued, when the management accepted their positions and in December when the shares were actually issued, there was no assurance that an IPO would be successfully completed. The Company had not begun any road show prior to year end and even now at the date of this letter, the offering remains in process.

Even if an IPO is successfully completed there is no assurance that a business combination will ultimately be completed. If the Company were liquidated, these shares would not show in the trust proceeds. In addition, these shares are subject to restrictions on transfer and voting. Therefore, the Company does not believe it is appropriate to assume that the shares issued to management have a value comparable to units that will be issued upon the successful completion of a public offering by public investors.

With respect to the reserved treasury shares, no agreements are in place with respect to their issuance. These shares may be issued on such terms as the Board of Directors of the Company may determine if and when they are issued.

Risk Factors, page 10

3.	Please revise the subheading for risk factor four to clearly state the risk to the company and/or investors.

Response: The Company has revised the disclosure in response to the Staff’s comment.

4.	We reissue prior comment seven from our letter dated January 6, 2006. Please discuss in greater detail the intent of management to stay after a business combination and whether this will be part of the negotiation of the business combination agreement with the target company.

Response: The Company has added the requested disclosure in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 49

5.	We note the removal of the names of the promoters. Please add back the promoters of the company.

Response: The Company has added the requested disclosure in response to the Staff’s comment.

Note to financial statements

Note 5 – Subsequent events

6.	We note you repurchased your stock from Healthcare Acquisition Partners Holdings, LLC and transferred 1,750,001 of the repurchased shares to your members of your management. Please disclose the business purpose of the transactions. We note that you have recorded the compensation expense based on your repurchase price of $.006 per share. Considering your current offering price of $6 per unit, please tell us the basis for the value you assigned to your stock and your compensation expense at $10,500. Describe how your valuation complies with GAAP. Your discussion should include objective evidence supporting your determination of fair value of shares issued and compensation cost recorded. In addition, please revise to include your accounting policy regarding stock based compensation and discuss the future effect of the transactions on your financial statements.

Response: Please see response to Comment 2. In addition, the Company will be adopting Financial Accounting Standard 123R “Share-Based Payment” and the Company will recognize all stock based compensation under the provisions of this statement.

Exhibits

Amended and restated Articles of Incorporation

7.	We note the following language from Article Fifth of your Amended and Restated Articles of Incorporation. “Paragraphs A through E set forth below shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any ‘Business Combination,’ and may not be amended prior to the consummation of any Business Continuation.” Please provide the Staff with a legal analysis as to whether or not an amendment to the provision would be valid under applicable state law.

Response: The language mentioned in Comment 7 was included in the Company’s Amended and Restated Articles of Incorporation to protect the Company’s stockholders. The Company is aware that there may be some question as to the enforceability under Delaware law of such provision and the Company has added disclosure to this effect on page 19 of Amendment No. 3.

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